October 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	LDR Holding Corporation

Registration Statement on Form S-1

Amendment No. 2 filed on September 19, 2013

File No. 333-190829

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, LDR Holding Corporation (the “Company”), in response to comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 3, 2013 (the “Staff Letter”) relating to the above-referenced submission (the “Submission”). The Company is concurrently filing an amended registration statement on Form S-1, which incorporates changes made in response to the Staff’s comments (“Amendment No. 3” and, the Submission as so amended by Amendment No. 3, the “Registration Statement”).

For the convenience of the Staff, we have reproduced the Comments in italicized, bold type and followed each Comment with the Company’s response. Except as otherwise specifically indicated, page references correspond to the pages of Amendment No. 3.

Prospectus Summary, page 1

1.	We note your response to prior comment 3. Please disclose the known status of any competing two-level cervical disc replacement devices that are being developed by your competitors. Make corresponding revisions under “Competition” on page 120.

Response: The Company has revised the disclosure on pages 2 and 120 of the Registration Statement in response to the Staff’s Comment.

Austin          Beijing          Dallas           Houston          London          New York          Research Triangle Park          The Woodlands          Washington, DC

AUS:671366.1

Securities and Exchange Commission

Re: LDR Holding Corporation

October 8, 2013

Convertible Note Financing, page 156

2.	Please disclose the holder of convertible notes who is electing to receive $2.7 million in cash rather than common stock and disclose the nature of their related party interest.

Response: The Company has revised the disclosure on page 156 of the Registration Statement in response to the Staff’s Comment.

3.	Please revise the prospectus to disclose the substance of your response to prior comment 5.

Response: The Company has revised the disclosure on page 160 of the Registration Statement in response to the Staff’s Comment.

4.	The last full sentence of the first paragraph on page 160 refers to the payment amounts due “in the event” that you request conversion upon consummation of the offering. This language suggests that there may be some circumstances under which you would not request conversion. If this is true, please describe these circumstances for us. Otherwise, please revise this sentence to clarify that you will request conversion after the offering is complete.

Response: The Company has revised the disclosure on page 160 of the Registration Statement to reflect the fact that, on October 7, 2013, the Company requested that the holders of the Company’s Series C preferred stock vote their shares of preferred stock in favor of conversion.

Report of Independent Registered Public Accounting Firm, page F-2

5.	We note your response to prior comment 11 and note the dual dating of the report. Based on the footnote referred to, it appears the reverse stock split has not yet occurred. Please explain to us why the audit opinion is dated September 11, 2013 when the reverse stock split has not yet occurred.

Response: The Company respectfully advises the Staff that the Company effected the reverse stock split on October 3, 2013 and has revised the Registration Statement, including the report of the Company’s Independent Registered Accounting Firm, to reflect that the reverse split occurred on October 3, 2013.

Securities and Exchange Commission

Re: LDR Holding Corporation

October 8, 2013

Please refer any questions to the undersigned at (512) 320-9266.

Respectfully submitted,

Andrews Kurth LLP

/s/ Ted A. Gilman
Ted A. Gilman